Filed pursuant to Rule 433 of the Securities Act of 1933

Registration Statement Nos. 333-82846, 333-167980 and 333-182088

October 16, 2012

Final Term Sheet

Issuer:	Province of British Columbia

Expected Ratings*:	S&P: AAA; Moody’s: Aaa; DBRS: AA (high)

Title:	2.00% Bonds, Series BCUSG-8, due 2022

Format:	SEC Registered Global Offering

Status:	Direct, unconditional debt

Aggregate Principal Amount:	U.S.$1,250,000,000

Trade Date:	October 16, 2012

Expected Settlement Date:	October 23, 2012

Maturity:	October 23, 2022

Interest Payment Dates:	April 23 and October 23 of each year

First Interest Payment Date:	April 23, 2013. Interest will accrue from October 23, 2012

Spread to Benchmark:	T + 35.15 basis points

Spread to Mid-Swaps:	+31 basis points

Benchmark Treasury:	UST 1.625% due August 15, 2022

UST Spot/Yield:	99-08/1.708%

Yield to Maturity:	2.059%

Coupon:	2.00% payable semi-annually

Public Offering Price:	99.469% plus accrued interest from October 23, 2012 if settlement occurs after that date

Day Count:	30/360

Redemption:	The Bonds are not redeemable prior to maturity unless a change occurs in the tax laws or regulations of Canada that would require the payment of additional amounts on the Bonds. If additional

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

amounts are due, the Bonds may be redeemed at par plus accrued interest.

Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000.

Joint Lead Managers:	CIBC World Markets Corp. HSBC Securities (USA) Inc. Scotia Capital (USA) Inc. National Bank Financial Inc.

Co-Managers:	BMO Capital Markets Corp. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC TD Securities (USA) LLC

CUSIP # / ISIN #:	11070T AB4 /US11070TAB44

Listing:	Admission to the United Kingdom Listing Authority’s Official List and to trading on the London Stock Exchange plc’s Main Market may be completed following settlement on a reasonable efforts basis.

Settlement:

We expect that delivery of the Bonds will be made against payment therefor on or about the closing date of this offering specified on the cover page of the prospectus supplement, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next succeeding business day should consult their own advisor.

Governing Law:	Province of British Columbia and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of June 19, 2012 and Preliminary

Prospectus Supplement dated as of October 16, 2012;

http://sec.gov/Archives/edgar/data/836136/000104746912009517/a2211393z424b2.htm

Stabilization:	FSA Rules

U.S. Legend:

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free CIBC World Markets Corp. at 1-800-282-0822, HSBC Securities (USA) Inc., toll free, at 1-866-811-8049, Scotia Capital (USA) Inc. at 1-800-372-3930 or National Bank Financial Inc., toll free, at 1-800-636-3675.

Canadian Legend:

The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106 or equivalent legislation.

United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

European Economic Area Legend:

If and to the extent that this announcement is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Member State and including any relevant implementing measure in that Member State) (the “Prospectus Directive”) (other than the United Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors as defined in the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these Bonds once admitted to trading on the London Stock Exchange plc’s Main Market except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these Bonds admitted to trading on the London Stock Exchange plc’s Main Market as soon as possible after closing of this issue. Once approved, the Listing Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the Listing Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/exchange/prices-and-news/news/market-news/market-news-home.html under the name of Province of British Columbia and the headline “Publication of Prospectus”

and investors will be able to obtain a copy of the UKLA Prospectus from the office of the Province at the Ministry of Finance, Provincial Treasury, Debt Management Branch, P.O. Box 9423 Stn. Prov. Govt., 620 Superior Street, Victoria, British Columbia, Canada V8W 9V1. As from the date the UKLA Prospectus is published, investors in the European Economic Area should refer to the UKLA Prospectus and not to this advertisement for the purpose of considering whether to subscribe for or purchase any bonds.

Singapore:

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (A) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; or as specified in Section 276(7) of the SFA.

Other:

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.